WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 8
[GRAPHIC OF            [GRAPHIC CONSISTING OF A LINE WITH
EAGLE OMITTED]    A DIAMOND-SHAPED SYMBOL IN ITS CENTER OMITTED]
                        Supplement Dated February 5, 2001
                      To Prospectus Dated September 3, 1999


         This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 8 dated September 3, 1999 and the supplement to prospectus dated November 7, 2000.

TABLE OF CONTENTS

                                                                            Page

Status of Series 8 Offering....................................................1
Local Limited Partnership Investments..........................................1
Management.....................................................................4
Federal Income Tax Consequences................................................5


STATUS OF SERIES 8 OFFERING

     As of the date hereof, Series 8 has received subscriptions in the amount of $1,433,000 (1,433 Units). Of the total, $20,000 currently is represented by investor promissory notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

Series 8 has identified for acquisition or acquired interests in:

o    505 West Main Limited Partnership, a South Dakota limited partnership;
o    Lawndale Apartments Limited Partnership, an Illinois limited partnership;
o    TCM Haven, Ltd., a Texas limited partnership; and
o    United Development Corp. LP 98.0, a Tennessee limited partnership.

These entities are referred to herein as local limited partnerships.

o    505 WEST MAIN owns the Town Square Apartments II in Vermillion,
     South Dakota;
o    LAWNDALE  owns the Lawndale  Apartments in Chicago,  Illinois;
o    TCM owns the Haven Apartments in College Station,  Texas; and
o UNITED owns the Seniors First single family houses located in Memphis, Tennessee.

         WNC & Associates, Inc. believes that Series 8 is reasonably likely to acquire or retain an interest in the local limited partnerships identified herein. However, Series 8 may not do so as a result of one or more factors. For example, a local limited partnership identified herein may fail to satisfy one or more conditions precedent to the investment of Series 8. Series 8 may fail to raise additional capital necessary to complete the purchase of the local limited partnerships. Moreover, the terms of an acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 8 to acquire or retain an investment in the local limited partnerships identified herein on the indicated terms in deciding whether to invest in Series 8.

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
         The following tables contain information concerning the local limited partnerships identified herein and their respective properties:

--------------------------------------------------------------------------------------------------------------------------
                                          ESTIMATED
                                          OR ACTUAL     ESTIMATED                               PERMANENT
LOCAL       PROJECT                       CONSTRUC-     DEVELOP-                                MORTGAGE     ANTICIPATED
LIMITED     NAME AND                      TION          MENT COST     NUMBER OF      BASIC      LOAN         AGGREGATE
PARTNER-    NUMBER          LOCATION      COMPLETION    (INCLUDING    APARTMENT      MONTHLY    PRINCIPAL    TAX CREDITS
SHIP        OF BUILDINGS    OF PROPERTY   DATE          LAND COST)    UNITS          RENTS      AMOUNT       (1)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

505 WEST    Town Square    Vermillion     June 2001     $1,639,600    30 1BR Units    $337       $440,000     $1,592,630
MAIN        Apartments     (Clay                                                                 SNB (3)
            II              County),
                           South
            1 building     Dakota
            (2)
--------------------------------------------------------------------------------------------------------------------------

LAWNDALE    Lawndale       Chicago        March 2002    $1,877,000    9 2BR Units     $340-$675  $750,000     $1,597,870
            Apartments     (Cook                                      7 3BR Units     $430-$705  IHDA (5)
                            County),                                  2 4BR Units     $835
            1 building     Illinois
            (4)
--------------------------------------------------------------------------------------------------------------------------

TCM         The Haven      College        February      $1,509,350    20 1BR Units    $408-$490  $325,966     $1.503.530
            Apartments     Station        2002                         4 2BR Units    $490-$588  FNB (6)
                           (Brazos
            2 buildings     County),
                           Texas
--------------------------------------------------------------------------------------------------------------------------
UNITED      Seniors        Memphis        June 2002     $5,383,000   101 3BR Homes    $522-$649  $1,883,002   $4,614,400
            First          (Shelby                                                               STB (8)
            Homes           County),
                           Tennessee
            101 homes (7)
--------------------------------------------------------------------------------------------------------------------------

1. Low income housing tax credits are available over a 10-year period. In the first credit year, Series 8 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 8 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2.   This apartment complex is designed for senior citizens.

3. Security National Bank will provide the mortgage loan for a term of 15 years at an annual interest rate of 8.75%. Principal and interest will be payable monthly based on a 30-year amortization schedule. Outstanding principal will be due upon maturity of the loan.

4.   This is a rehabilitation property.

5. Illinois Housing Development Authority will provide the mortgage loan for a term of 30 years at an annual interest rate of 3%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

6. First National Bank will provide the mortgage loan for a term of 15 years at an annual interest rate of 9%. Principal and interest will be payable monthly based on a 30-year amortization schedule. Outstanding principal will be due upon maturity of the loan.

7. This property is designed for senior citizens and families. The homes are interspersed throughout Memphis.

8. Southern Trust Bank will provide the first mortgage loan for a term of 30 years at an annual interest rate equal to 3.5% plus the yield on U.S. Treasury obligations, maturing closest to the day which is 15 years after the loan commencement date. Principal and interest will be payable monthly based on a 30-year amortization schedule.

Vermillion (505 WEST MAIN): Vermillion is the county seat of Clay County, South Dakota and is located near Interstate Highway 29 in the southeast corner of the state. It is approximately 50 miles south of Sioux Falls. The population of the market area is approximately 21,000. The major employers for Vermillion residents are University of South Dakota, Gateway 2000, and the Vermillion public schools.

Chicago (LAWNDALE): Chicago is in Cook County, Illinois on Lake Michigan at the intersection of Interstate Highways 55, 90/94 and 290. The population of Cook County is approximately 6,000,000.

College Station (TCM): College Station is in Brazos County, Texas at the intersection of US Highway 190 and State Highway 6, approximately 80 miles northeast of Austin. The market area population is approximately 109,000. The major employers for College Station residents are Texas A&M University, Bryan Independent School District, and St. Joseph Regional Hospital.

Memphis (UNITED): Memphis is in Shelby County, Tennessee at the intersection of Interstate Highways 40 and 55. The population is approximately 610,000. Some of the major employers for Memphis residents are Federal Express Corporation, the U.S. Government, and the Memphis City Board of Education.

-------------------------------------------------------------------------------------------------------------------
                                                                                   SHARING RATIOS:
LOCAL            LOCAL                            LOCAL           SHARING RATIOS:  ALLOCATIONS (4)   SERIES 8's
LIMITED          GENERAL         PROPERTY         GENERAL         CASH FLOW (3)    AND SALE OR       CAPITAL
PARTNERSHIP      PARTNERS        MANAGER (1)      PARTNER                          REFINANCING       CONTRIBUTION
                                                  FEES (2)                         PROCEEDS (5)      (6)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
500 WEST MAIN    Lewis F.        Oakleaf Real     $171,500        Series 8:        99.98/.01/.01     $1,178,554
                 Weinberg        Estate                           Greater of       50/50
                 (7)             Management (9)                   $1,000 or 15%
                                                                  LGP: 70% of
                 Weinberg                                         the balance
                 Investments,                                     The balance:
                 Inc.                                             30/70
                 (7)

                 Sioux Falls
                 Environmental
                 Access, Inc. (8)
-------------------------------------------------------------------------------------------------------------------
LAWNDALE         John W.         Safeway IC       $93,200         Series 8:        99.98/.01/.01     $1,182,300
                 Bonds, Jr.      Management (11)                  $1,000,          50/50
                 (10)                                             adjusted
                                                                  annually
                                                                  by the CPI
                                                                  LGP: 70% of
                                                                  the balance
                                                                  The balance:
                                                                  30/70
-------------------------------------------------------------------------------------------------------------------
TCM              Twin City       Cambridge        $188,290        Series 8:        99.98/.01/.01     $1,165,120
                 Mission         Interests,                       $1,000,          30/70
                 Housing         Inc. (13)                        adjusted
                 Services,                                        annually
                 Inc. (12)                                        by the CPI
                                                                  LGP: 70% of
                                                                  the balance
                                                                  The balance:
                                                                  20/80
-------------------------------------------------------------------------------------------------------------------
UNITED           Harold E.       Buehler          $420,360        WNC: Greater of  99.98/.01/.01     $3,483,524
                 Buehler, Sr.    Enterprises,                     $10,000 or 15%   20/80
                 and Jo Ellen    Inc. (15)                        LGP: 70% of
                 Buehler (14)                                     the balance
                                                                  The balance:
                                                                  10/90
-------------------------------------------------------------------------------------------------------------------

1. Each local limited partnership will employ either its local general partner(s) or an affiliate of its local general partner(s), or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. Each local limited partnership will pay its local general partner(s) or an affiliate of its local general partner(s) fees for various services, including organization, development, land acquisition, syndication, incentive management and the like.

3. Reflects the amount of the net cash flow from operations, if any, to be distributed to Series 8 and the local general partner(s) of each local limited partnership for each year of operations. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of
     (i) Series 8, (ii) WNC Housing, L.P., an affiliate of WNC & Associates, Inc. which is the special limited partner, and (iii) the local general partner(s).

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 8, and (ii) the local general partner(s). Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

                                       3


6. Series 8 normally will make its capital contributions to a local limited partnership in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. In the case of a completed apartment complex, Series 8 may pay its capital contributions in full at the time of its acquisition of the local limited partnership. Series 8 expects to negotiate adjuster provisions providing for a reduction in the capital contributions in the event the tax credits are less than originally anticipated. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. Lewis F. Weinberg is president of Weinberg Investments, Inc. Since 1970, Weinberg Investments, Inc. has developed 20 affordable housing properties. Mr. Weinberg, age 58, has represented to Series 8 that he had a net worth in excess of $3,500,000 as of May 31, 2000.

8. Sioux Falls Environmental Access, Inc. is a South Dakota non-profit corporation which was formed in 1975. It has developed one affordable housing property.

9.   Weinberg  Investments,  Inc. is the  majority  owner of Oakleaf Real Estate
     Management,  a  South  Dakota  corporation,  which   currently  manages  15
     affordable housing properties consisting of 568 units.

10. John W. Bonds, Jr. has eight years of development experience. He has developed four properties, three of which are affordable housing properties, and two of which are receiving tax credits. Mr. Bonds, age 41, has represented to Series 8 that, as of December 31, 2000, he had a net worth in excess of $1,500,000.

11. Safeway IC Management currently manages five properties totaling 84 units. Four of these properties consisting of 78 units are receiving tax credits. Safeway IC Management has been in the property management business for ten years and has six years of experience in managing tax credit properties.

12. Twin City Mission Housing Services, Inc. is a new corporation owned by Twin City Mission, Inc., a Texas non-profit organization formed in 1974. Twin City Mission Housing Services, Inc. has a nominal net worth. Emanuel
     H. Glockzin, Jr., the consultant for the apartment complex, will be providing the operating deficit, construction completion, and tax credit guarantees. Mr. Glockzin has developed in excess of 44 multi-family projects and has more than 17 years of experience developing affordable housing. Mr. Glockzin, age 52, has represented to Series 8 that, as of September 30, 2000, he had a net worth in excess of $13,000,000.

13. Cambridge Interests, Inc. is a Texas corporation which was formed in 1996. Emanuel H. Glockzin, Jr. is the president of Cambridge Interests,
     Inc. Currently, Cambridge Interests, Inc. manages three apartment complexes, two of which are receiving tax credits. These tax credit apartment complexes consist of 166 units.

14. Harold E. Buehler, Sr. and Jo Ellen Buehler, both age 51, have represented to Series 8 that, as of March 1, 2000, they had a net worth in excess of $13,000,000.

15. Buehler Enterprises, Inc. is a Tennessee corporation which was formed in 1984 by Harold E. Buehler, Sr. Buehler Enterprises, Inc. currently manages approximately 200 units consisting primarily of single-family homes and duplexes in Memphis.



MANAGEMENT

   The officers of WNC & Associates, Inc. are as follows:

   Wilfred N. Cooper, Sr.      Chief Executive Officer, Chairman of the Board
   Wilfred N. Cooper, Jr.      President, Chief Operating Officer, Secretary
   David N. Shafer             Executive Vice President
   Sylvester P. Garban         Senior Vice President - Institutional Investments
   N. Paul Buckland            Senior Vice President - Acquisitions
   Thomas J. Riha              Vice President - Chief Financial Officer
   David C. Turek              Vice President - Originations

Biographical information for each of these persons is in the prospectus under "Management - WNC & Associates, Inc."

FEDERAL INCOME TAX CONSIDERATIONS

Tax Legislation

         In December 2000 President Clinton signed into law the Community Renewal Tax Relief Act of 2000. The 2000 Act includes several provisions which address the low income housing tax credit. The most important of those provisions are discussed below.

         The 2000 Act increases the per capita maximum amount of annual low income housing tax credits which may be allocated by a state from $1.25 to $1.50 in 2001, and to $1.75 in 2002. In 2003 and each year thereafter the per capita amount will be increased by a cost of living adjustment.

         The prospectus discusses the 10% carryover rule, which addresses the circumstances under which a building can be placed in service in a year following the year of tax credit allocation. The 2000 Act provides that a building may be placed in service not later than the close of the second calendar year following the year in which the allocation of tax credits is made, provided that the taxpayer's basis in the building as of the later of the date which is

o        six months after the date the allocation was made, or

o        the close of the calendar year in which the allocation was made is more than 10% of the taxpayer's reasonably expected basis in such building as of the close of the second taxable year.

         The 2000 Act imposes new requirements on state allocating agencies and their qualified allocation plans. With respect to any development the allocating state agency must:

o require that a comprehensive market study of the housing needs of low income-people in the area to be serviced by the development be conducted prior to the credit allocation. This study is to be conducted at the developer's expense by a disinterested person who is approved by such agency.

o make available to the public a written explanation for any credit allocation which is not made in accordance with established priorities and criteria.

         Lastly, the supplement dated November 7, 2000 discusses how tax legislation enacted in 1999 impacted the installment method of accounting. The 2000 Act repeals that portion of the 1999 Act.



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